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Federated Total Return Government Bond Fund

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Press Release

Filed by: Federated Total Return Government Bond Fund

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Huntington Intermediate Government Income Fund, a portfolio of the Huntington Funds.

Subject Company Commission File No. 811-05010

Federated Investors Fixed-Income Mutual Funds to Acquire $421 Million in Fixed-Income Assets from Huntington Funds

•	Assets of five fixed-income funds to be transitioned into five Federated funds

(PITTSBURGH, Pa., March 14, 2014) — Federated Investors, Inc. (NYSE: FII), one of the nation’s largest investment managers, and Huntington Asset Advisors, Inc., an investment adviser subsidiary of The Huntington National Bank, have reached a definitive agreement regarding the acquisition by Federated of certain assets relating to Huntington’s management of its fixed-income mutual funds. In connection with the acquisition, approximately $421 million in fixed-income assets will be reorganized from five Huntington fixed-income mutual funds into five existing Federated fixed-income mutual funds with similar investment objectives.

“For decades, Federated has worked closely with banks to develop and offer high-quality investment products that meet the financial goals of their customers,” said J. Christopher Donahue, president and chief executive officer of Federated Investors, Inc. “Federated’s extensive range of fixed-income strategies and our intermediary-driven customer-service approach provide an ideal opportunity for the shareholders of the Huntington Funds to transition to Federated. We continue to seek opportunities for similar mutually beneficial transactions.”

“Federated has a long track record in delivering value for its shareholders,” said Joe Rezabek, president of the Huntington Funds. “The transaction with Federated will allow us to focus on our equity funds where we have expertise and a commitment to long-term growth.”

The reorganization is expected to be tax-free and is anticipated to be completed in the second quarter of 2014. Closing of the transactions is subject to shareholder approval and certain other contingencies.

About Federated Investors, Inc.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $376.1 billion in assets as of Dec. 31, 2013. With 135 funds and a variety of separately managed account options, Federated provides comprehensive investment management worldwide to approximately 6,000 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

About Huntington Funds

Huntington Funds is headquartered in Columbus, Ohio and manages $3.8 billion in assets as of December 31,
2013. Huntington Funds are distributed nationally through various independent broker/dealers, registered investment advisors and wirehouses. For more information, visit HuntingtonFunds.com.

About Huntington

Huntington Bancshares Incorporated is a $59 billion regional bank holding company headquartered in Columbus, Ohio. The Huntington National Bank, founded in 1866, and its affiliates provide full-service commercial, small business, and consumer banking services; mortgage banking services; treasury management and foreign exchange services; equipment leasing; wealth and investment management services; trust services; brokerage services; customized insurance brokerage and service programs; and other financial products and services. The principal markets for these services are Huntington’s six-state retail banking franchise: Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. The primary distribution channels include a banking network of more than 700 traditional branches and convenience branches located in grocery stores and retirement centers, and through an array of alternative distribution channels including internet and mobile banking, telephone banking, and more than 1,500 ATMs. Through automotive dealership relationships within its six-state retail banking franchise area and selected other Midwest and New England states, Huntington also provides commercial banking services to the automotive dealers and retail automobile financing for dealer customers.

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Certain statements in this press release, such as those related to the structure of the transaction and the closing date of the transaction, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Other risks and uncertainties include the possibility that Federated or Huntington does not successfully complete the acquisition or completes the transaction in a manner or timetable different from that described above, as well as the risk factors discussed in the company’s annual and quarterly reports as filed with the Securities and Exchange Commission. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Income funds are affected by a number of risks, including fluctuations in interest rates, credit risks, and prepayment risk. In general, as prevailing interest rates rise, fixed-income securities prices will fall. Bonds face credit risk if a decline in an issuer’s credit rating or credit worthiness, causes a bond’s price to decline.

For more complete information about the Huntington Funds, please call 1-800-253-0412 for a prospectus or summary prospectus or log onto our website at huntingtonfunds.com. You should consider the Funds’ investment objectives, risks, charges and expenses carefully before you invest. Information about these and other important subjects is in the Funds’ prospectus or summary prospectus, which you should read carefully before investing. The investment return and principal value of an investment will fluctuate so that an investor’s shares when redeemed may be worth more or less than their original cost.

Huntington Funds are distributed by Unified Financial Securities, Inc. (Member FINRA), a wholly owned subsidiary of Huntington Bancshares, Inc. and an affiliate of Huntington Asset Advisors, Inc. the advisor to the Huntington Funds.

Federated Funds are distributed by Federated Securities Corp. (Member FINRA), a wholly owned subsidiary of Federated Investors, Inc.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.